

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Tuanfang Liu
Chief Executive Officer
Ispire Technology Inc.
19700 Magellan Drive
Los Angeles, CA 90502

> **Re: Ispire Technology Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 29, 2022**
> **CIK No. 0001948455**

Dear Tuanfang Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 29, 2022

General

1.   We note your response to prior comment one. Please further address the following:

- We reissue our comment in part. Please provide us with an analysis of whether you have the majority of your operations in China, including Hong Kong. In support of your analysis, (i) provide comparative information, including quantification of relevant financial measures such as revenues and assets, (ii) tell us where your business operations, management, and employees are located, and (iii) indicate whether you or any of your subsidiaries have entered into any variable interest entity (VIE) arrangements or similar agreements.

Tuanfang Liu
Ispire Technology Inc.
December 13, 2022
Page 2

- We note your disclosure on page 6 that, "The majority of our operations are not in mainland China, and we do not believe we are subject to the PRC laws and regulations applicable to those companies established in mainland China as of the date of this prospectus, based on advice from Han Kun Law Offices." Please revise to indicate whether the majority of your operations are in mainland China and Hong Kong. If so, please update your disclosure to fully discuss the legal and operational risks of being a China-based company.

- Revise your definition of "PRC" and "China" to include Hong Kong or, alternatively, revise your risk factors and other disclosure to address Hong Kong with the same degree of comprehensiveness as you describe China.

- Add a risk factor describing the risks relating to your Hong Kong operations that are referenced on page 6.

- File the consent of Han Kun Law Offices as an exhibit to your registration statement.

2. We note your response to prior comment 17 that your ability to make certain payments is subject to the PRC's COVID policy. Please reconcile this with your disclosure on pages 6 and 51 that you do not believe you are subject to the PRC laws and regulations applicable to companies established in mainland China. If you or your subsidiaries are indirectly subject to PRC regulation, for instance because your authorized representatives are located within China, clearly disclose this along with related consequences, such as an inability to make payments and/or take other corporate actions. Revise risk factor disclosure regarding the PRC's COVID policy on page 18 to reflect material related risks.

3. We note the following references: "Due to the reliance on our business relationship with Shenzhen Yi Jia . . . any termination or suspension of our cooperation terms, or any deterioration of cooperative relationships with Shenzhen Yi Jia" (page 15) and "[T]hese related parties may breach or refuse to renew the existing cooperation arrangements with us" (page 17). Please describe these cooperative terms, relationships, and/or arrangements in the related party transactions section and elsewhere as appropriate. Additionally file these as exhibits to your registration statement, or advise why this is not required pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Cover Page

4. Your response to prior comment 6 appears to indicate that the selling stockholders do not intend to offer or sell their shares until such time as the securities are quoted on Nasdaq. However, it does not appear that you are eligible to conduct a delayed offering under Rule 415 of the Securities Act. Accordingly, please revise your disclosure in accordance with our original comment, or remove the references to a secondary offering from this registration statement.

Prospectus Summary
The Offering, page 8

5.   We note your response to prior comment 5 and reissue our comment in part. Please revise your summary disclosure to clearly describe the offering by selling stockholders. Additionally revise disclosure throughout the combined prospectus as appropriate to reflect both offerings. For example, and without limitation, disclose within the use of proceeds section that you will not receive any proceeds from the sale of shares by selling stockholders.

Risk Factors, page 12

6.   We note your revisions in response to prior comments 12-14. Please additionally address the following:

   •   Disclose the potential consequences of your concentrated voting power (for example, limiting investors' ability to influence corporate matters and discouraging potential change of control transactions) and effects thereof.

   •   We note disclosure on page 13 that Mr. Liu owns 95% of your sole supplier, Shenzhen Yi Jia. Disclose any management positions that Mr. Liu and Ms. Zhu hold in Shenzhen Yia Jia.

   •   Further describe the conflicts of interest with respect to Shenzhen Yia Jia, including (i) whether the prices and other terms on which you buy products from Shenzhen Yi Jia are as favorable as those available from third-party suppliers (noting disclosure on page 13 that Mr. Liu largely determines these prices and other terms), (ii) how Shenzhen Yi Jia allocates products and/or services between you and other customers (noting disclosure on page 15 that failure by Shenzhen Yi Jia to provide you satisfactory products and/or services in a timely manner is likely to have a material adverse effect), and (iii) whether common control would affect your ability to pursue potential claims against Shenzhen Yia Jia (noting disclosure regarding legal recourse on pages 16-17).

   •   Disclose whether you currently have or expect to implement a policy and/or measures to address potential conflicts of interest between Mr. Liu and the company, and describe the material risks to you and investors if disputes arise regarding conflicts of interest.

7.   We note that your responses to comments 16 and 19 refer to your plans to establish manufacturing operations in Vietnam and in California. Please include risk factor disclosure to address the uncertainties and risks associated with these plans.

Certain Relationships and Related Party Transactions, page 70

8.   Your revision in response to prior comment 26 indicates that "The balances will be fully paid prior to the date of this prospectus." Please revise to disclose the date on which these balances are fully paid.

Exhibits

9.   We note your response to prior comment 15, and reissue our comment in part. Please file the standard form agreement with your largest distributor as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, provide your analysis of why the requirement to file "Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products," does not apply in light of your disclosure regarding this distributor on page 20.

You may contact Stephany Yang at (202) 551-3167 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard I. Anslow, Esq.